SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Presentation to financial analysts of France Telecom third quarter 2008 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 30, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

3Q08 results

October 30th 2008



france telecom

cautionary statement

- this presentation contains forward-looking statements about France Telecom's business, in particular for 2008. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the "NExT" plan, the Orange brand and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

3Q08 highlights

9m08 key financial achievements
in line with announced trends and full year guidance

in millions of euros	9m07 CB	9m08 actual	var. comp basis
revenues	38,562	39,854	+3.4%
GOM	14,295	14,766	+3.3%
in % of rev	*37.1%*	*37.1%*	-
CAPEX	4,400	4,617	+4.9%
in % of rev	*11.4 %*	*11.6%*	*+0.2pt*
GOM - Capex	9,895	10,149	+2.6%

key points

- as expected, 3Q08 growth in line with market trends evolution
- GOM growth in line with revenue leading to stabilization of the GOM rate
- stable capex ratio in 3Q08, with higher level expected in 4Q due to seasonality
- on track to increase organic cash flow in 08 vs 07

revenue: strong resilience vs GDP growth slowdown



revenue growth per quarter on a comp. basis
vs weighted GDP growth
composite weighted GDP growth on Orange footprint*
Group organic growth
3.5%
3.6%
3.7%
4.1%
2.3%
3.8%
3.6%
3.2%
2.5%
1.3%
3Q07
4Q07
1Q08
2Q08
3Q08

* France Telecom estimates

insight

- after 4 quarters of strong growth, 3Q08 growth continues to be resilient
- some specific elements impact 3Q in France, weighting for 0.6pt in revenue growth:
  - end of subscription fee increase (i.e 1€in july 07)
  - Chatel law (free waiting time for hotlines)
  - wholesale DSL price cuts in july 08

revenue growth snapshot per country

in line with end of July expectations for 2H

	expectations for 2H	3Q08*	achievements for the quarter
France	resilience of activities in a lower growth context	+1.6%	resilient performance while impacted by specific items
UK	performance closer to market trend	+5.1%	as expected, lower growth in 3Q, but still one of the best performers
Spain	level of improvement subject to overall economy evolution	-0.9%	revenue evolution in line with overall market downturn
Poland	revenue guidance revised for FY08 to nearly flat	-1.8%	leading market position maintained in a more difficult market and regulatory environment (+0.1% growth in 9m08)
Rest of	trend unchanged vs 1H08	+6.6%	in line with 1H08 trend despite macro economic effects in some countries
Enterprise (orange Business Services)	-	+1.2%	continued growth thanks to services while more selective in equipment resale

*on comparable basis

9m08 GOM evolution is in line with full year guidance

yoy GOM rate evolution*



full year guidance: +0,0 pt
+0.3 pts
+0.3 pts
adjusted for specific items
+0.4 pts
-0.6 pts
9m08 GOM rate: +0,0 pt
1Q08
2Q08
3Q08

insight

- 3Q08 specific items:
  - regulatory decisions: Chatel law (free waiting time for hotlines) and no further subscription fee increase
  - investments to support future growth (iPhone, content)

3Q08 adjusted margin trend (+0,4 pts) is comparable to previous quarter trend

*on a comparable basis

in 3Q08 lower labour costs and cost rebalancing to support growth

evolution of opex in 3Q08



in % of revenues
labour
15.4%
14.8%
interconnection
14.8%
15.1%
other IT&N
5.1%
5.3%
general, properties and others
11.6%
12.1%
GOM pre-commercial
53.1%
52.7%
commercial expenses
15.0%
15.2%
GOM
38.2%
37.6%
3Q07 CB
3Q08

- -60bp due to headcount reduction in line with forecast

- interconnect costs in relation to abundance offers development

- technical costs in relation to new offers launch
- start-up costs for new operations (Kenya, Niger, Guinea)

- higher other & capitalized costs due to content rights

-0.4pt

- higher commercial investment to support revenue and market share
- iPhone now subsidized

-0.6pt

3Q08 capex in line with 1H08


CAPEX evolution
in millions of euros and % of revenue
4,400
11.4%
4,617
11.6%
personal
2,206
10.7%
2,123
9.7%
home
1,914
11.2%
2,254
13.2%
enterprise
280
5.0%
240
4.2%
9m07CB
9m08

continued slowdown in personal capex

- 3G rollout mainly completed in mature countries and new HSPA releases development
- sustained 2G network deployment in emerging countries

home capex: similar trend to 1H08

- service platforms for multiplay offers and increasing IT investments
- continued FTTH pre-deployment (€96m for the first 9 months)
- real estate operations on technical buildings for €163m in 1H08

enterprise capex decrease in line with business model evolution

- equipment renewals and investments benefiting from favorable price effect

debt management: France Telecom has secured its 2008 debt repayments

liquidity situation for 2008 repayments at the end of September

in billions of euros



14.1
8.0
1.6
4.5
FTSA back up lines
others / back up lines
cash balance
12.6
8.0
1.2
3.4
bonds
credit lines
others / short term
4.5
1.5
2.5
-8.5
4.0
0.5
1.4
5.9
0.2
0.5
0.7
1.0
0.9
-1.9
liquidity as of 1/1/08
2008 repayments
completed
secured
to do as of 30/09/08
liquidity as of 30/09/08

insight

- strong liquidity position as of end of sept 08: €12.6bn
  - €8bn of back-up line on FT SA with no material adverse change clauses maturing in 2012
- debt refinancing mostly completed in 1H08 with attractive conditions
- €0.7bn of secured refinancing through bank commitments
- €1.9bn still to do with available cash or recurrent refinancing (securitization & credit lines renewal)

sound financial structure

next years repayments at a reasonable level compared to our cash flow generation

gross debt repayments of FT SA and main subsidiaries[1] at end of sept 08 (in euros billions)


19.6
of which ~€3.0bn in Dec09
5.4
3.6
4.2
3.3
2009
2010
2011
2012
>2013

[1] these amounts represent nearly 95% of gross debt as of end of September 08 and exclude other instruments (about €1.9 bn)

gross debt structure as of end of September 08

Moody's/S&P rating	A3/A-
% of debt with a fixed rate	95%
% of debt in €	80%
average maturity	7.1 years
average cost of debt for 9m08	6.5%

following interim dividend payment in 3Q08, net debt as of end of sept. 08 is stable vs end of June

3Q08 business performance

9m08 personal France

ongoing solid revenue performance with unchanged pace in 3Q08

9m08 revenues: +5.2% yoy*

in millions of euros


7,386
+280
-236
+22
+227
+89
7,768
9m07CB
customer base
regulatory impact
voice
non voice
equipment & others
9m08

insight

- 3Q08 revenue up 5.9%, unchanged trend
- +4.3% in customer base increase yoy to 24.5m
  - contract mix improved to 67.5% (vs 65.3% in 3Q07)
  - 396k contract net adds in 3Q thanks to strong success of new Origami offers (63%) and 3G iPhone
- slight ARPU increase thanks to data revenue growth:
  - increase of data usage (+66% of outgoing data volume yoy) leading to +30% data revenue growth in 3Q
  - development of Internet Everywhere (130k end of sept)

Orange market share*


46.8%
46.4%
46.4%
46.4%
46.6%
44.3%
43.8%
43.6%
43.5%
43.5%
3Q07
4Q07
1Q08
2Q08
3Q08
market share incl MVNO
market share excl MVNO

* company estimates

annual rolling ARPU


+0.3%
398
399
data
67
+18%
79
voice
331
320
3Q07
3Q08

* excluding regulatory impacts revenue growth of 8.6%

9m08 home France

continued strong internet performance

9m08 revenues: +0.6% yoy

in millions of euros



13,379
-526
+473
+132
13,458
9m07 CB
PSTN
internet
carrier & others
9m08

insight

- continued solid performance of ADSL net adds (+240k) with an increasing quarterly broadband ARPU (+8% yoy)
- continued slowdown in retail lines erosion (-4.4% YTD 08 vs -8% YTD 07)
- 3Q08 revenue down 0.6% due to specific elements:
  - end of PTSN rental fee increase: -1.1pt in 3Q and -0.4pt on 9m revenue growth
  - regulatory decisions (new wholesale DSL tariffs cuts in july and Chatel law impact): -0.7pt in 3Q and -0.3pt on 9m revenues

ADSL market share* (%)



ADSL market share
net adds ADSL market share
49.3%
49.4%
49.4%
49.5%
49.5%
51.7%
51.5%
49.7%
51.3%
51.7%
3Q07
4Q07
1Q08
2Q08
3Q08

* company estimates

total number of fixed lines (in millions)



wholesale lines
France Telecom retail lines
+2%
27.8
3.9
23.9
-0.5k
28.0
4.5
23.4
28.4
6.2
22.2
-0.3k
28.5
6.5
22.0
jun-07
sept-07
jun-08
sept-08

wholesale net adds

	3Q 07	3Q08
full ULL	336	301
WLR	143	39
naked ADSL	163	13

9m08 personal UK

strong revenue growth driven by better mix, voice and data growth

9m08 revenues: +8.4% yoy *



in millions of euros
3,995
136
-72
145
95
33
4,332
9M07 CB
customer base
regulatory impact
voice
non voice
equipment & others
9M08

customer base mix



in thousands
contract
prepaid
2.7%
15,400
15,815
5,408
+11%
6,013
35%
38%
9,992
9,802
3Q07
3Q08

insight

- 3Q08 revenues (+5.9%) closer to market trends
- annual rolling ARPU up by 4.6% thanks to:
  - a better mix (contract base up 11%)
  - voice AUPU rose to 178 min/month (+16% yoy)
  - non voice ARPU up by 11% in 3Q08 with higher traffic and broadband base (x1.9 yoy)
- good contract net adds (+161k in 3Q) thanks to a lower churn: 20.7% vs 22.7% a year ago

annual rolling ARPU



in GBP
4.6%
261
273
data
56
+11%
62
voice
205
210
3Q07
3Q08

* excluding regulatory impacts revenue growth of 10.4%

9m08 UK

successful strategy in mobile data

Orange data performance

- 3G broadband customers (000s):



+86%
1,551
2,883
3Q07
3Q08

- non voice revenues (in million of GBP):



+16%
642
745
9m07
9m08

non voice service revenues in % of network ARPU revenues: 23.1% in Q308 vs 21.7% in 3Q07

good position in the dongle market

- strong dongle sales to contract customers (55k in 3Q08, reaching 90k in 9M08)
- attractive offers available:
  - £15/month for 3 GB (18 month contract)
  - £25/month for 3 GB with Asus laptop (24 month contract)

good progress in broadband users

- 120k Internet/Business Everywhere end users
- new free fixed broadband offer for contract customers committed to 18 months (launched end of sept)

data coverage

- as of September 2008*:
  - 3G available for 94% of the population
  - HSDPA for 56% of the population
- by the end of 2009, the network will provide 7.2 Mbps in the top 30 UK cities, 14.4 Mbps in the top 5 cities and 2 Mbps for 80% of the UK population

* outdoor coverage

9m08 personal Spain

customer base increase with an improved mix in a slowing market

9m08 revenues: +0.9% yoy *



in millions of euros
2,541
175
-107
-52
21
-14
2,563
9m07 CB
customer base
regulatory impact
voice
non voice
equipmen t & others
9m08

insight

- 9m08 revenues up by 0.9% yoy (3Q08 declined by -1.8%) in a rapidly slowing market
- ARPU drop due to slowdown of usage growth no longer compensating regulatory impacts
- increased contract customer base (+9%) thanks to lower quarterly churn (19.3% YTD 08 vs 24.8% in YTD 07)
- continuous strong data performance
  - 9m08 data revenues growth of 7% yoy
  - broadband base x2.3 yoy (25% of the base)
- continuous progression in MVNO customer base: 469k (x2.5 yoy)

customer base mix



in thousands
contract
prepaid
+3%
10,921
11,224
53%
5,790
+9%
6,311
56%
5,131
4,913
3Q07
3Q08

annual rolling ARPU



-2.6%**
305
297
data
38
39
voice
267
258
3Q07
3Q08

* excluding regulatory impacts, revenue growth of +5.3%, ** 3Q08 annual rolling ARPU excluding regulatory impacts is up by 1.5% yoy

9m08 home Spain

sustained growth in spite of tougher market conditions & Internet provisioning issues

9m08 revenues: +2.3% yoy



in millions of euros
535
47
-12
1
-7
-17
548
DSL rev growth: +19%
9m07 CB
ADSL
voice & narrow-band
enterprise
wholesale
equipment & others
9m08

insight

- continued customer base optimization fuelled by LLU base increase (+13% yoy)
- ADSL revenues increased by 14% yoy in 3Q08:
  - 2% customer base growth yoy
  - broadband ARPU* growth at 29€ (+4.3% yoy) driven by multiplay adoption
- ADSL commercial success with good level of Orange customers acquisition offset by higher churn due to provisioning and regulatory issues

broadband customer base: +2% yoy



in thousands
1,156
1,174
ULL
746 (64%)
843 (72%)
non ULL
410
331
3Q07**
3Q08

Internet features



% of ADSL base
3Q07
3Q08
5%
16%
0%
21%
2%
7%
livebox
VOIP
IPTV
182k in 3Q08
247k in 3Q08**
86k in 3Q08

* quarterly rolling ARPU, ** incl. Ya.com

9m08 personal Poland

revenue growth maintained in a difficult regulatory environment

9m08 revenues: +8.6% yoy*



in millions of euros
1,729
130
-65
45
16
23
1,878
9m07 CB
customer base
regulatory impact
Voice
non-Voice
equip. & other
9m08

customer base mix



in thousands
contract
prepaid
4.2%
13,487
14,054
40%
5,368
+11%
5,964
42%
8,119
8,091
3Q07
3Q08

insight

- slowdown in 3Q growth (+4.4%) driven by the full effect in the quarter of the -15% drop in MTRs (may 08)
- customer base up 4% over 12 months with market penetration above 110%.
- improved customer mix with +11% growth in contract base and cleaning of prepaid base
- more than 120k Internet Everywhere customers & 4.1 million broadband customers (+69% yoy)

annual rolling ARPU evolution *(PLN)*



-2%
600
588
data
128
128
voice
472
460
3Q07
3Q08

* excluding regulatory impacts revenue growth of 12.8%

9m08 home Poland

improved revenue trend in 08

9m08 revenues: -4.0% yoy

in millions of euros


2,389
-221
33
21
47
23
2,292
9m07 CB
PSTN Base
internet
wholesale
business
other
9m08

Internet features

% of broadband base


3Q07
3Q08
16%
23%
5%
8%
1%
3%
livebox
VOIP
IPTV
473k in 3Q08
174k in 3Q08
57k in 3Q08

insight

- 9m revenue decline divided by 2 yoy (-4.0% vs -8.3%)
- slower broadband net adds in 3Q due to provisioning issues, now mainly solved
- erosion of fixed voice retail revenues resulting from F2M substitution, price reductions & migration to WLR offers
- good performance on broadband retail revenues up 16% yoy
- wholesale also increasing driven by WLR, bitstream & LLU revenues

evolution of TP fixed lines

in millions


TP wholesale lines
TP retail lines
9.7
0.5
9.2
9.5
0.6
8.9
9.3
0.7
8.7
9.2
0.8
8.4
9.0
0.9
8.2
3Q07
4Q07
1Q08
2Q08
3Q08

3Q08 personal ROW

solid performance maintained in a more challenging context

9m08 revenues: +7.9% yoy

in millions of euros



5,156
5,562
9m07 CB
9m08

yoy revenue growth (YTD)*



Switzerland -1.3%
Belgium + Lux. -0.1%
Slovakia 3.3%
Romania 8.0%
African countries 14.7%
Dominicana 17.3%
Middle East 17.9%
Moldova 44.9%

insight

- strong growth in customer base up 18.5% at end of sept: +8.1 million yoy
- slight slowdown in 3Q growth (+7.0%) vs H1 (+8.3%):
  - higher penetration rates & correspondingly lower spending power of new customers
  - macro-economic factors impacting some countries sensitive to increased cost of fuel and foods
- mobile broadband take-off with 3.5 million customers (x2.7yoy) and iPhone launched in 4 countries (Romania, Slovakia, Belgium & Switzerland)

customer base & yoy growth

in millions



Moldova 1,4 +22.6%
Switzerland 1,5 +3.9%
Dominicana 2,3 +23.5%
Slovakia 2,9 +4.4%
Belgium + Lux. 3,4 +3.6%
Romania 10,2 +9.6%
Middle East 15,0 +30.8%
African countries 15,2 +47.0%

*on comparable basis

3Q08 enterprise

ongoing solid growth from IP & services development

9m08 revenues: +2.3% yoy



in millions of euros
5,609
-147
vs -288 M€ for 9m07
113
134
31
5,740
9m07 CB
Business Network Legacy
Advanced Business Network
Extended Business Services
Others
9m08

advanced business network



5.6%
8.9%
7.5%
8.2%
8.3%
3Q07/3Q06*
4Q07/4Q06*
1Q08/1Q07*
2Q08/2Q07*
3Q08/3Q07*

insight

- good resilience of business network legacy: - 5.6% in 3Q08 vs -6.7% in 3Q07
- continued solid growth in advanced business network with 8.3% growth yoy in the quarter
- strong growth in extended business services well above the market (+16.4% yoy in 3Q)
- decrease in equipment resale revenue (-15.2% in 3Q08 yoy) due to more selective approach and an exceptional 3Q07

extended business services



13.0%
18.6%
16.0%
16.0%
16.4%
3Q07/3Q06*
4Q07/4Q06*
1Q08/1Q07*
2Q08/2Q07*
3Q08/3Q07*

*on comparable basis

outlook

how France Telecom is positioned to face the economic slowdown?

- strong cash flow generation with a sound financial structure
- transformation efforts started in 06 are reducing pressure on Opex
- balanced geographical footprint between mature markets and emerging countries (15% of revenue for 9m08)
- balanced portfolio with convergent fixed-mobiles activities and new growth initiatives
- mobile focus on contract and high value customers provides greater revenue stability & predictability
- Internet becoming an indispensable service (e-banking, e-tax, e-health, etc…) with regular income from subscribers
- lower churn observed in slowing markets

except for Spain and a few emerging markets, as of today no sign of a significant impact of the economic slowdown on other Group activities

weight of emerging countries in France Telecom revenues


12%
14%
15%
2006
2007
9M08

recurring fixed & mobile revenues in France

in % of total rev.


15
47
85
1990
2000
2007
share of recurring revenues

2008 and 4Q08 outlook

Revenue	
	▪ group FY08 revenue trend should be at the high end of average market growth evolution in spite of expected slowdown in some countries ▪ no major trend change foreseen in 4Q08 vs 3Q08 – France: solid performance of activities in a slowing economy – UK: slower mobile growth, closer to market trend – Poland: guidance confirmed "around 0%" – Spain: continued market position improvement in a difficult environment – emerging countries: similar trend as 3Q 08 – enterprise: confirmation of return to positive growth

GOM	
	▪ stable margin rate expected in 4Q08 YoY to reach our FY guidance ▪ identified savings in current transformation programs and opex control in order to offset regulatory and commercial investment impacts

9m08 results fully on track with full year objectives

	2008		
indication	market trend	achievement for 9m08	
revenue growth	2-3%	3.4%	✓
guidance	FY target	achievement for 9m08	
GOM rate	stabilization	stabilized	✓
CAPEX to sales ratio	around 13%	11.6%	✓
organic cash flow	> €7.8bn	€3.65bn *in 1H08*	✓

appendices

glossary (1)

ADSL market share	▪ sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs).
ARPU (Average Revenues Per User)	▪ for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period. ▪ for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period. ▪ for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
AUPU (Average Usage Per User)	▪ for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXperditures)	▪ tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	▪ data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
Churn Rate	▪ total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months. – for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
GOM Gross Operating Margin	▪ revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.

glossary (2)

Net Financial debt	▪ gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Number of Employees	▪ active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
Mature markets	▪ France, UK, Spain, Switzerland, Belgium, Luxembourg, Poland Fixed
Growing markets	▪ Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
SACs Subscriber Acquisition Costs	▪ for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
SRC Subscriber Retention Costs	▪ for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
Commercial costs	▪ external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
IT&N costs	▪ external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
Labour costs	▪ wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.

appendix 1: 3Q08 revenue split

in millions of euros	3Q08	△%*	9m08	△%*
Group revenues	13,550	**+2.3%**	39,854	**+3.4%**
total personal	7,604	**+5.1%**	21,985	**+6.4%**
personal France	2,706	+5.9%	7,768	+5.2%
personal UK	1,451	+5.9%	4,332	+8.4%
personal Spain	884	-1.8%	2,563	+0.9%
personal Poland	664	+4.4%	1,878	+8.6%
personal ROW	1,945	+7.0%	5,562	+7.9%
total home	5,771	**-1.2%**	17,081	**-0.2%**
home France	4,491	-0.6%	13,458	+0.6%
home Poland	783	-4.8%	2,292	-4.0%
home Spain	186	+2.6%	548	+2.3%
home UK	75	-10.3%	241	-8.5%
home other ROW	263	+4.7%	778	+5.4%
total enterprise	1,900	**+1.2%**	5,740	**+2.3%**
eliminations	-1,665		-4,952	

* yoy variation on a comparable basis, ie adjusted for forex (-452 M€) and perimeter and other impacts (-407 M€) for 9m08

appendix 2

9m07 from historical to comparable basis results

in millions of euros	historical in local currency	data weight. avg rate 9m07	in MEUR	comparable weight. avg rate 9m08	basis forex impact	perimeter impact	in MEUR
revenues			39,420		-452	-407	38,562
EUR	27,397	1,00000	27,397	1,00000	0		
GBP	3,297	1, 47827	4,874	1, 27778	-661		
PLN	13,484	0,26142	3,525	0,29183	410		
other			3,624		-201		
GOM % of rev			14,510 36.8%		-48	-167	14,295 37.1%
capex % of rev			4,401 11.2%		-10	9	4,400 11.4%

appendix 3

3Q07 historical basis results – indication of perimeter impact

in millions of euros	historical in local currency	data weight. avg rate 3Q07	in MEUR	comparable weight. avg rate 3Q08	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,507		-115	-141	13,251
EUR	9,347	1,00000	9,347	1,00000	0		
GBP	1,145	1,47053	1,684	1,25743	-244		
PLN	4,602	0,26380	1,214	0,30183	175		
other			1,262		-46		
GOM % of rev			5,094 37.7%		9	-45	5,058 38.2%
capex % of rev			1,434 10.6%		3	-17	1,420 10.7%

* mainly: negative impact of Orange Netherlands disposal, positive impact of Ya.com and VoxMobile acquisition
Kenya acquisition not taken into account

appendix 4

4Q07 historical basis results – indication of perimeter impact

in millions of euros	historical in local currency	data weight. avg rate 4Q07	in MEUR	comparable weight. avg rate 4Q08	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,539			-46	13,493
EUR	9,293	1,00000	9,293				
GBP	1,193	1,41551	1,689	TO BE			
PLN	4,609	0,27340	1,260	ESTIMATED			
other			1,297				
GOM % of rev			4,605 34.0%			14	4,619 34.2%
capex % of rev			2,578 19.0%			-18	2,560 19.0%

* Kenya acquisition not taken into account

appendix 5

2007 historical basis results – indication of perimeter impact

in millions of euros	historical in local currency	data weight. avg rate FY07	in MEUR	comparable weight. avg rate FY08	basis forex impact	perimeter impact (*)	in MEUR
revenues			52,959			-452	52,507
EUR	36,690	1,00000	36,690				
GBP	4,490	1,46159	6,563	TO BE ESTIMATED			
PLN	18,093	0,26447	4,785				
other			4,921				
GOM % of rev			19,116 36.1%			-154	18,962 36.1%
capex % of rev			6,979 13.2%			-9	6,970 13.3%

* mainly: negative impact of Orange Netherlands disposal, positive impact of Ya.com and VoxMobile acquisition
Kenya acquisition not taken into account

appendix 6

9m08 personal ROW

country	9m08 revenues (M€)	% var yoy cb	9m08 subscribers (000s)	% var yoy
Belgium+Lux	1,143	*-0.1%*	3,436	*3.6%*
Switzerland	608	*-1.3%*	1,530	*3.9%*
Romania	977	*8.0%*	10,208	*9.6%*
Slovakia	607	*3.3%*	2,891	*4.4%*
Moldova	95	*44.9%*	1,379	*22.6%*
Dominicana	307	*17.3%*	2,315	*23.5%*
Middle East*	767	*17.9%*	15,017	*30.8%*
Botswana	55	*33.8%*	658	*29.0%*
Cameroon	156	*0.4%*	2,003	*12.2%*
Central Africa	4	-	95	-
Equatorial Guinea**	22	*8.4%*	110	*42.9%*
Guinea	17	-	544	-
Guinea Bissau	2	*8.4%*	48	-
Kenya				
Ivory Coast	232	*12.0%*	3,787	*50.0%*
Madagascar	71	*13.2%*	1,814	*66.9%*
Mali	182	*9.9%*	2,559	*51.4%*
Mauritius**	20	*11.0%*	226	*14.1%*
Niger	3	-	165	-
Senegal	317	*16.7%*	3,188	*30.5%*
Vanuatu	0	-	14	-
Total	5,562	7.9%	51,987	18.5%

* Egypt consolidated at 71.25%
** consolidated at 40%

appendix 7
9m08 home ROW

country	9m08 revenues (M€)	% var yoy cb	9m08 fixed line subscribers (000s)	% var yoy	9m08 ADSL subscribers (000s)	% var yoy
Jordan	176	*-0.9%*	526	*-7.4%*	87	*79%*
Ivory Coast	143	*8.0%*	273	*14.0%*	31	*90%*
Mauritius*	34	*5.6%*	133	*-0.1%*	6	*23%*
Senegal	312	*5.2%*	245	*-12.1%*	45	*26%*
Kenya						
Others	113	*13.6%*	5	-	1	-
Total	778	5.4%	1,182	-3.3%	170	61%

* consolidated at 40%